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                      CONFIDENTIAL TREATMENT FROM THE SEC


                                   Exhibit N

                                   Governance

                                      V 6.0

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DOCUMENT INFORMATION

  HP Project
  Manager:                                     Gil Tal

  Customer Project
  Manager:                                     Na'ama Halperin

  Prepared by:

  Document Version
  No:                                          V 6.0

  Preparation Date:                            16/09/03


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INDEX

DOCUMENT INFORMATION                                     1
DOCUMENT INFORMATION                                     2
INDEX                                                    3
1   APPOINTMENTS                                         4
1.1  EXECUTIVE PRIME                                     4
1.2  OPERATIONAL PRIME                                   5
1.3  TASK/PROJECT OPERATIONS CO-ORDINATORS               6
1.4  BUSINESS SUPPORT AND RELATIONSHIP CO-ORDINATORS     7
2   COMMITTEES                                           7
2.1  JOINT OPERATIONS REVIEW COMMITTEE                   7
2.2  JOINT EXECUTIVE REVIEW COMMITTEE                    8


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1      APPOINTMENTS

Concurrently with the execution of this Agreement, the Parties agree to appoint in each of their own organization the following:

1.1  EXECUTIVE PRIME

The Executive Prime of each Party shall act, on behalf of said Party, as the overall business owner of the relationship between the Customer and HP-OMS (the "Relationship") for the purpose of the successful fulfillment of this Agreement. Each Executive Prime shall have the following responsibilities:

i- Executive point of contact between the Parties on high level major matters in connection with the Relationship and the Services provided hereunder;

ii- To oversee overall performance and progress of HP-OMS, including without limitation HP-OMS's progress with respect to the service levels set forth in EXHIBIT C to the Agreement;

iii-   To co-chair joint Executive Review Committee meeting;

iv- To provide strategic guidance and direction with resepct to the objectives stated in the Agreement, and to identify new objectives, as shall be agreed upon by both Parties;.

v-     To generate a quarterly status and progress report.

Executive Prime for Bell Customer is: the Chief Information Financial Officer (Oren Steinberg).

Executive Prime for HP-OMS is: the Chief Executive Officer (Shmuel Blank).


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1.2  OPERATIONAL PRIME

The Operational Prime of each Party shall act as overall business Co-ordinator for the purposes of this Agreement (the "Operational Prime"). The Operational Prime shall have the following responsibilities:

i-     Overall prime for the management of the Relationship;

ii- To serve as a single point of contact between the Parties on significant matters in connection with the Relationship and the Services provided hereunder, which are not handled by the Task/Project Operations Co-ordinators or Business Support Relationship Co-ordinators;

iii- To address and resolve material issues and concerns with respect to the Relationship and the Services provided hereunder;

iv- To track and monitor progress and performance to ensure the service levels as set forth in Exhibit C are met;

v- To ensure the obligations of HP-OMS and the Customer in connection with this Agreement are being met;

vi- To co-ordinate any improvement processes and business changes in respect of the Services;

vii-   To co-chair joint committees and regular meetings;

viii- To ensure the progress of any task and/or Project under the Agreement and the designation of a Task/Project Co-ordinator to govern such Project, on behalf of each Party;

ix- To generate monthly status and progress report to be submitted to his/her Executive Prime and distributed in accordance with a mutually agreed upon distribution list;


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x-     Specifically, the HP-OMS Operational Prime will lead the Customer outsourcing management team. The composition of the outsourcing management team will be at Bell's HP-OMS's discretion. Bell will ensure major user representatives and groups are duly represented.

Operational Prime for Customer is: Worldwide IT Director (Naama Halperin) Senior Director.

Operational Prime for HP-OMS is: HP-OMS Project Manager (Gil Tal).

1.3  TASK/PROJECT OPERATIONS CO-ORDINATORS

Number and specific assignment responsibilities of Task/Project Operations Coordinators will be determined by each Party's Operational Prime to meet their own requirements related to a specific task or Project, as the case may be. The Task/Project Operations Co-ordinators will have the following responsibilities:

i- To serve as day to day contact to address operational issues arising from and related to the task/Project he/she is assigned to;

ii- To address and resolve issues and concerns with respect to the relevant task or Project. Material issues and concerns shall be escalated to the Operational Primes;

iii- To co-ordinate and facilitate the implementation of the Agreement in daily operations activities;

iv- To participate in the monthly Joint Operations Review Committee when issues related to the task or Project to which he/she is assigned to are being discussed;


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v-     To generate a weekly status and progress report to be delivered to his/her Operational Prime and distributed in accordance with a mutually agreed upon distribution list.

1.4  BUSINESS SUPPORT AND RELATIONSHIP CO-ORDINATORS

Each Party shall designate a permanent Business Support and Relationship Coordinator for the on-going support of the Operational Primes.

In this support role for his/her Operational Prime, each Business Support and Relationship Co-ordinator shall have the following responsibilities:

i- Serve as a single point of contact between the Parties on commercial or contractual matters and in that capacity, coordinate the work between any designated experts in such fields as legal, regulatory, finance or tax matters;

ii- Overall professional support with respect to all matters arising from the Agreement governing the Relationship;

iii- Address and resolve commercial or contractually related issues and concerns; including any proposed amendments to any of the terms of this Agreement or the Exhibits.

Business Support and Relationship Co-ordinator for HP-OMS is: Account Manager (Eyal Dalit).


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2      COMMITTEES

2.1  JOINT OPERATIONS REVIEW COMMITTEE

The Customer and HP-OMS agree to create a Joint Operations Review Committee, which will convene on a monthly basis, consisting of the Parties' Operational Primes and as may be required the Business Support and Relationship Co-ordinators, the Task/Project Co-ordinators, user representatives and any other managers of either Party who may be invited by the Parties as mutually agreed. This committee will:

i- Preview on a monthly basis overall status of the Relationship, status and progress on the various aspects of the implementation of the Agreement, issues related to delivery of the Services, service level measurement and performance, Road Map implementation (including milestones and timeframes), Projects initiated by the Parties and aspects related to the implementation of objectives, measurements, accomplishments, going forward plans and priorities issues;

ii- Discuss and approve improvements and changes to the processes and procedures; and


iii- Address such other matters as may be delegated to them under this Agreement.

Each party may request, by prior written notice, an additional meeting of the Joint Operations Review Committee in order to address specific outstanding and material issues related to the Relationship, which are within the scope of responsibility of the Joint Operations Review Committee.

All issues that cannot be resolved by the Joint Operations Review Committee will be escalated to the Joint Executive Review Committee.

2.2  JOINT EXECUTIVE REVIEW COMMITTEE

The Customer and HP-OMS agree to create a Joint Executive Review Committee consisting at least of the Parties' Executive Primes and Operational Primes as well as any other additional Executives of either Parties' organization that the committee decides should attend. This committee will:


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i-     Issue a quarterly status and progessprogress report and review, on a quarterly basis, performance, objectives and measurements;

ii- Discuss major changes to the Relationship and objectives, subject to the prior written approval of both Parties;

iii- Address such other matters as may be delegated to them under this Agreement or escalated by the Joint Operations Review Committee.

Each Party may request, by prior written notice, an additional meeting of the Joint Operations Review Committee in order to address specific outstanding and material issues related to the Relationship, which are within the scope of responsibility of the Joint Operations Review Committee.


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